AMENDMENT TO
CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN
(PPA RESTATEMENT)

The Convergys Corporation Retirement and Savings Plan is hereby amended in the following respects:
1.    Section 2.1.9(c) is hereby amended to add the following parenthetical phrase immediately after the term “nonresident alien”: (as defined in Section 7701(b)(1)(B) of the Internal Revenue Code).

2.    Section 2.1.15 is hereby amended to delete WhisperWire, Inc. and Ceon Corporation.

3.    Sections 6.2 and 6.3 are hereby amended so that each contains the following sentence: For purposes of complying with the limitations contained in this section, the Plan shall use the current-year testing method.

4.    Section 6.4.3 is hereby amended to change the term Limitation Year to Plan Year.

IN WITNESS WHEREOF, Convergys Corporation has hereunto caused its name to be subscribed this ___ day of ___________, 2014.

CONVERGYS CORPORATION

By________________________
Title_______________________
900507.2